TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

RECEIVED
2007 DEC 21 A

Santos

07028770

858

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

19 December 2007

SUPPL

Kipper Project Sanctioned

Santos today welcomed the announcement by ExxonMobil Australia and BHP Billiton that the Kipper Gas Project in Bass Strait has been approved for development.

The Kipper gas field was discovered in 1986 and is located in 100 metres of water, approximately 45 kilometres from Ninety Mile Beach on the Gippsland coast of Victoria.

First gas production is targeted for the first half of 2011, with gross gas production rates commencing at approximately 75 terajoules per day. Detailed design and procurement of equipment will commence in 2008 with offshore construction and installation commencing in 2010.

The Kipper field proven and probable (2P) reserves are estimated at approximately 610 Petajoules of sales gas (net of fuel and flare) and 30 million barrels of oil equivalent of recoverable condensate and LPG.

Santos' Managing Director, John Ellice-Flint, said that formal approval of the Kipper Gas Project represents another important step in monetising Santos' significant gas resources, and follows last month's decision to develop the Henry gas field in the Otway Basin offshore Victoria.

"With Australia's recent signing of the Kyoto protocol, further gas developments such as Kipper are essential if our economy is to achieve the dual goals of successfully transitioning to a lower carbon footprint, whilst at the same time protecting economic growth," he said.

Kipper gas production will be delivered from up to four subsea wells piped back to existing processing infrastructure separately owned by the Gippsland Basin Joint Venture (GBJV).

The GBJV will be responsible for all service provision to the Kipper facilities, including metering, transportation and processing of Kipper gas and associated liquids in return for payment of a processing charge.

The Kipper Unit Joint Venture (KUJV) scope of works will be progressed in two stages:

- Stage 1: Initial Kipper gas development via two subsea wells and four subsea coolers with tie-back to a subsea manifold. Santos' share of capital expenditure for Stage 1 is estimated to be approximately A$140 million; and
- Stage 2: A further two Kipper subsea gas wells in 2015, increasing gross gas production rates to approximately 150 terajoules per day.

Additional works will be separately carried out by the GBJV in order to connect the Kipper facilities to existing GBJV infrastructure and processing facilities.

Santos will be directly responsible for marketing its share of processed Kipper gas and LPG, whereas the GBJV participants will directly purchase all Kipper condensate at a market linked price.

Participants in the Kipper Unit Joint Venture are wholly owned subsidiaries of:

Santos Limited	35.0%
ExxonMobil Australia	32.5% (Operator)
BHP Billiton	32.5%

Participants in the Gippsland Basin Joint Venture are wholly owned subsidiaries of:

ExxonMobil Australia	50%	(Operator)
BHP Billiton	50%	

Map attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Gippsland Basin


Victoria
Melbourne
Port Campbell
VIC/P44
Longford
Kipper
VIC/L25
Bass Strait
0
100
kilometres
Victoria
Orbost
Patricia-Baleen Gas Facility
Patricia-Baleen
VIC/P55
VIC/P39 (V)
VIC/L21
VIC/RL3
Sole
VIC/L25
Kipper
Gas Field
Longford Oil & Gas
Processing Plant
Gas pipeline
to Tasmania
0
50
kilometres
Bass Strait
Tasmania
LEGEND
Santos Acreage
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline
Proposed
Gas Pipeline

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**8,300**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$8.46**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 22 May 2005 pursuant to the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

18 December 2007

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

585,753,690	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,365,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
4,625,097	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
73,300	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
6,951	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 18 December 2007
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Options over ordinary shares granted pursuant to the Santos Executive Share Option Plan (SESOP).** **Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan (SESPP).**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**100,000 options, each over one ordinary share, exercisable subject to satisfaction of performance conditions.** **50,000 SARs, each being a conditional entitlement to receive one fully paid ordinary share in the capital of the Company, subject to the satisfaction of performance conditions.**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**As to options, see Section 1 of annexure page.** **As to SARs, see Section 2 of annexure page.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Options: on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **SARs: shares allocated on vesting of SARs will rank equally with other fully paid ordinary shares.**

5 Issue price or consideration

Options and SARs issued at no cost upon grant.

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issue of options pursuant to the terms of the Santos Executive Share Option Plan.

Issue of SARs pursuant to the terms of the Santos Employee Share Purchase Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

18 December 2007

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

585,745,390	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	(i) held by eligible employees; and
75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
1,365,800	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
4,633,397	Executive options issued pursuant to the Santos Executive Share Option Plan.
73,300	Fully paid ordinary shares issued pursuant to the vesting of SARs
6,951	Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options: on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **SARs: if the relevant performance conditions are satisfied the SARs vest and ordinary shares in the Company will be allocated and will thereafter rank equally with other fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	

25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities *NOT APPLICABLE*

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 December 2007
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Part 1 – All issues (continued)

Section 1

Options:	Expiry date -	31 August 2017
	Exercise price -	$12.81
	Service conditions -	3 year continuous service condition starting on 3 September 2007 and ending on 31 August 2010. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 September 2010 to 31 August 2017, subject to the satisfaction of service conditions.

Section 2

SARs:	Issue price -	Nil
	Performance conditions -	A combination of two performance conditions will be used: (a) 50% of SARs will be subject to a test based on Santos' Relative Total Shareholder Return against a comparator group; and (b) 50% of SARs will be subject to a "cliff" vesting target of Santos' Total Shareholder Return growth. The performance period starts on 1 January 2007 and ends on 31 December 2009. Shares allocated on the exercise of SARs will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**46,369**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**27,095 @ $6.38** **19,274 @ $6.95**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 12 December 2003 and 15 June 2004 pursuant to the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates	**21 December 2007**	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**585,800,059**	**Fully paid ordinary shares.**
	6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
	400	**(i) held by eligible employees; and**
	75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
	46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
	41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
	1,365,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
	4,578,728	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
	73,300	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
	6,951	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 21 December 2007
Secretary

Print name: JAMES LESLIE BAULDERSTONE

END